UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant's name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE LANZA NUMEROS PLUS, PARA FACILITAR

Press release
Paris, 17 March 2015

Essentials2020, Orange's new strategic plan

Orange presented its new strategic plan to 2020 today, called "Essentials2020" building on the "Conquests 2015" plan launched in 2010. Conquests 2015 delivered numerous successes and enabled the Group to overcome market disruption thanks to the implementation of clear, responsible strategic choices and rigorous management. These achievements, illustrated in particular by the excellent business performance in 2014, have put Orange in a significantly better position today to embark upon the next stage of its development.

The Group can count upon a series of key strengths and has a clear mission: to always be on hand to connect people to what is essential to them. Orange serves every kind of customer, from those who focus above all else on price through to those who have a particularly high-level of service expectation, as well as business customers of every type, from SOHOs to multinationals.

Orange has set itself a strong, demanding and unique ambition for this strategic plan: to provide each of its customers, wherever they are, an incomparable service experience.

To serve this ambition, the Group will leverage five main drivers:

  Offering richer connectivity.
  Reinventing the customer relationship.
  Building a people-oriented and digital employer model.
  Accompanying the transformation of enterprise customers.
  Diversifying by capitalizing on its assets.

All this will be achieved within the framework of a company that is efficient, responsible and digitally proficient.

Stéphane Richard, Chairman and Chief Executive Officer of Orange, said: "With the launch of Essentials2020, we are writing a new page in Orange's history. This five-year strategic plan is focused firmly on our customers. Our ambition is based on a strong commitment to provide them with an unmatched experience on a daily basis. Our customers must be able to benefit from the digital revolution with absolute confidence, with service of exemplary quality wherever they might be. We want them to be individually identified in their every interaction with Orange so that they benefit from personalized services. To enrich and facilitate their lives, we want to help our customers discover the latest digital trends at the cutting-edge of innovation. This approach is focused on the expectations of our customers and the quality of their experience with Orange. And it is through this that we will set ourselves apart from the competition and find new sources of growth."

This strategic ambition is backed by a new Orange brand experience, with themes that express what is essential in customers' lives. The new role of the Orange brand will guide all of the Group's actions and also inspire its internal culture: listening and then going straight to what is essential.

1. Offering richer connectivity

Firstly Orange intends to offer richer connectivity in each of the markets in which the Group is active. To maintain its position as a high-speed broadband leader, Orange will invest more than 15 billion euros in its networks from 2015 to 2018.

Orange aims to triple average data speeds compared to 2014 on both fixed and mobile networks by the end of 2018.

Prioritizing investments based on their impact on the customer experience

Orange will prioritize capital expenditure on the network where customers need it most.

To optimise the allocation of resources, Orange will deploy a Customer Experience Management tool - CEM. Similarly, the "My Network" application will allow each customer, as required, to be actively involved in the improvement of his or her quality of service by reporting any issues as they are encountered.

Expanding high-capacity fixed service

In France, Orange will triple its investments in fibre by 2020 and increase the number of connected homes from 3.6 million at the end of 2014 to 12 million in 2018 and to 20 million in 2022.

In Spain, the Group will continue to expand its fiber network and its TV offering with the aim of doubling convergent revenues by 2018. The proposal to acquire Jazztel, which is currently being examined by the European Commission, will enable the Group to reinforce and accelerate this strategy that aims to reach 10 million connectable homes by the end of 2016.

In Poland, Orange started 2015 with an ambitious plan to deploy its own fiber network that aims to reinforce its position as the incumbent operator and market leader in terms of fixed line access and convergence.

In Belgium, a market characterized by strong cable coverage, Orange will test the use of this technology through the launch of a TV offering in 2015 that will be significantly different from existing market offerings.

Expanding high-capacity mobile service

In Europe, the ambition is to have more than 95% 4G coverage across the Group's footprint in 2018.

In France, Orange will launch Voice over WiFi in 2015, with immediate benefits to the customer in terms of indoor coverage. Orange will also launch the "ma ville sans coupure" project, which aims to virtually eliminate dropped calls in urban areas, and will deploy an ambitious program focused on improving coverage along major transport routes.

In Africa and the Middle East, Orange will continue to invest significantly in territorial coverage, with a particular emphasis on the continued deployment broadband networks. 4G will be launched in seven countries in 2015 and in the majority of countries in that region by 2018. At the same time, the Group will continue to offer affordable smartphones that are customized within the Orange environment.

Continuing network modernization

Orange will also continue to modernize its infrastructure with the aim of ensuring the Group has a cutting-edge network armed with the necessary flexibility and agility that will allow it to respond rapidly to customers' needs. The Group will drive the evolution of its network towards all-IP, the cloud and the virtualization of network functions, as well as preparing for the introduction of 5G.

A richer content experience

The Group will build on the quality of its networks, particularly in very high-speed broadband, to develop uses and deliver what the customer wants by offering a multi-screen experience with richer content. This is already the case with the Group's new TV interface, Polaris.

Thanks to the TV stick, which was recently launched in Romania and will soon be introduced to the French market - Orange customers can access Orange TV and related content at home simply by connecting the HDMI stick to their television sets.

2. Reinventing the customer relationship

To reinvent the customer relationship, Orange will approach all of its operations from the perspective of customer uses and experience, by anticipating their desires and responding to them in a personalized, targeted and effective manner.

Simplifying customer interactions with a more personalized approach

Orange will pay special attention to all the key moments in its interactions with customers. A single Orange customer service number will be introduced in France in 2016.

Big Data is an essential tool for achieving this; by gaining a better knowledge of customers, the Group will be able to propose offers and services that are as close as possible to what they want. Each customer will be recognized at every interaction with Orange, and the Orange contact will have immediate access to the entire history of the customer's relationship with Orange.

The digitalization of the customer relationship

Orange aims to pursue the digitalization of its interactions with customers by building on the complementarity between physical and digital channels to provide a unified customer experience. The objective is for half of all customer interactions across Europe to be through digital channels by 2018.

Rethinking sales areas

Orange wants to turn its shops into concept stores that offer an inviting and original experience, organized by theme: home, family, work, wellbeing, entertainment... By 2018, 20% of Orange's shops will be Smart Stores in France and in Europe. Among these, certain stores will be even more sophisticated: the megastores will have dedicated spaces for testing products and services or trying out the latest innovations; a customer will also be able to benefit from personalized advice tailored to his or her specific needs. Orange will open 40 of these megastores in France by 2018.

The "First" services

Orange is a universal brand. It is for everyone, but with services adapted to each individual. However, some customers are prepared to attribute value to a superior level of service, such as for example a premium service for the installation of equipment in their homes or a privileged access to digital experts. For these customers, Orange will launch its First service in France and Europe in 2016, and in a first African country, Senegal.

3. Building a people-oriented and digital employer model

Orange wants to be a company to which all employees are proud to belong. The Group wants to establish itself as a people-focused, digital employer that is anchored in a high-quality employee experience, the starting point for a successful Orange customer experience. The goal is for 9 out of 10 employees to recommend Orange as an employer by the end of the plan.

Securing the skills needed for tomorrow

Orange will identify and develop the skills it needs for the deployment of its strategy, in particular in new digital areas. Orange will build on high-quality digital training programs and aims to reach a level where in 2018 half of all training will be given via a digital training platform (digital learning, MOOC, serious gaming).

Developing collective agility

New, more agile and more collaborative ways of working will be introduced, which will also contribute to the quality of working life. Special attention will be paid to the tools we provide to employees who are in contact with customers.

Fostering individual commitment

To increase employee commitment and participation in the life of the company, Orange will reinforce its management culture by strengthening the level of confidence and responsibility with the aim of giving employees additional means and more autonomy in front of customers. Orange will also promote employee share-holding with the aim of reaching 10% employee ownership going forward.

4. Accompanying the transformation of enterprise customers

The digital revolution is transforming the lives of businesses. Orange's role is to be the trusted partner for companies' digital transformation. Orange Business Services will evolve to adapt to the increasing demand for integrated IT and connectivity services.

Orange's objective is to increase the share of IT services in the Orange Business Services revenue mix by 10 percentage points by 2020.

Orange will focus on four key areas, in addition to connectivity:

•Developing mobile, flexible and collaborative work tools.

•The improvement of sectorial processes, particularly related to connected objects and applications.

•The private and hybrid cloud for multinationals.

•Cyber-defence.

5. Diversifying by capitalising on its assets

Orange has decided to concentrate on two fields in which it has legitimacy and where it can capitalize on its assets. These activities will represent part of the Group's future sources of growth.

The Group has set an ambitious objective for these new disciplines: surpassing the billion-euro revenue mark in 2018.

Connected objects

The "Internet of Things" will open up a number of business and positioning opportunities.

The Group wants to be present across the entire value chain, by object type:

•The distribution of connected objects.

•The supply of services that add value to those objects, particularly in the health and wellbeing field or in the connected home field.

•The management of data related to connected objects through an open intermediation platform.

With more than 10,000 customers, the success of the Homelive offer in France provides encouragement for the Group to continue in this direction and to expand its services further in its different European markets from 2015 onwards.

Mobile financial services

Orange Money in Africa, and more recently Orange Finanse in Poland, confirm the Group's legitimacy in this business.

Financial services cover three distinct worlds:

•In Africa and the Middle East

-Money transfers and payments. In this area, Orange Money is already a huge success with 13 million users toady and an objective to reach 30 million users by 2018.

•In Europe

-Payment. Orange is already active in this area with Orange Cash and NFC technology.

-Mobile banking. This area offers significant growth prospects and is where the Group will concentrate its efforts. Orange aims to launch an expanded mobile banking service in its three largest European markets. In addition to the Orange Finanse offer that has already been launched in Poland, the Group will also launch services in France and Spain by 2018.

Open innovation

To support these new services, Orange continues to innovate, leveraging its own resources and by following an Open Innovation approach. The Group's ambition is to have supported 500 start-ups worldwide by 2020 through its different programs (Corporate Ventures, Orange Fab, etc.) through an operational approach aimed at the rapid development of commercial, and sometimes capitalistic, partnerships.

A digital, efficient and responsible company

Orange is positioning itself as a dynamic company that is efficient, responsible and digitally proficient. The Group has integrated digital tools such as Big Data, the cloud and open APIs into both internal and external processes. It will also pursue its operational efficiency program, Chrysalid, with an objective to reach an additional 3 billion euros of gross savings, the same level of ambition as in the 2011-2014 period. In parallel, Orange will continue to operate within the framework of a strong ethical policy that accounts for changing social and environmental factors.

Ambitions and financial objectives

Orange's strategy, both for its core activities as well as new growth areas, aims to generate new growth while maintaining a healthy financial situation.

Concerning operations, the Group will track several major indicators to assess the implementation of the Essentials2020 plan:

The first two indicators are global indicators that reflect the core ambition of Essentials2020 concerning customers' digital experience:

•First a leadership indicator in terms of customer recommendations, as evidenced by the "Net Promoter Score" or NPS. This commonly used metric encompasses all of the plan's drivers. Orange wants to become number 1 in NPS for three out of four customers by 2018, and to remain so.

•Then an indicator that measures the power of the Orange brand: the Brand Power Index. Orange is aiming for continuous improvement in this indicator across its markets by 2018 through the new brand identity and especially as a result of the proof we will provide customers concerning their improved digital experience.

Beyond this, Orange has one ambition per driver:

•For the first driver on richer connectivity, Orange has set an ambitious objective of tripling the average data speeds of its customers on its fixed and mobile networks by 2018 compared to 2014.

•For the second driver on the customer relationship, Orange is aiming for 50% digitization of interactions with its customers by 2018, versus just over 30% today.

•For the third driver on the people-oriented digital employer model, Orange has chosen an indicator identical to that chosen for its customers, based on recommendation. Orange is aiming for 9 employees out of 10 to recommend Orange as an employer by 2018.

•For the fourth driver on the Enterprise market, Orange has chosen to measure the success of the transformation of its Enterprise business model towards IT services. The Group aims to raise the share of IT services in the Orange Business Services revenue mix by 10 points by 2020.

•For the last driver, the selected indicator will measure the success of diversification into new services, with connected objects and mobile finance services. The objective is for these new services to contribute more than one billion euros to the Group's revenues in 2018.

On the financial side, the objectives for the Group are as follows:

•  2018 revenues will be higher than 2014 revenues.

•  Restated EBITDA in 2018 will be higher than restated EBITDA in 2014, with a low point in 2015 of between 11.9 and 12.1 billion euros, in line with the Group's previously stated objective.

•  The Group will maintain a healthy financial balance sheet, with a restated net debt to EBITDA ratio of 2x over the medium term.

•  Concerning the dividend, the Group will maintain a minimum of 60 euro-cents per year over the period 2015-2018, without excluding the possibility of an increase depending on restated EBITDA performance.

About Orange

Orange is one of the world's leading telecommunications operators with sales of 39 billion euros in 2014 and has 156,000 employees worldwide at December 31, 2014, including 99,400 employees in France. Present in 29 countries, the Group served 244 million customers worldwide as of December 31, 2014, including 185 million mobile customers and 16 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies.

Orange is listed on NYSE Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Jean-Bernard Orsoni, jeanbernard.orsoni@orange.com

Olivier Emberger, olivier.emberger@orange.com

Tom Wright, tom.wright@orange.com

Caroline Simeoni, caroline.simeoni@orange.com

ORANGE

Date: March 17, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations